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As filed with the Securities and Exchange Commission on January 3, 2014.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 FORM 20-F/A

(Amendment No. 1)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number:

FEISHANG ANTHRACITE RESOURCES LIMITED

(Exact Name of Registrant as Specified in Its Charter)

N/A (Translation of Registrant's Name Into English)	British Virgin Islands (Jurisdiction of Incorporation or Organization)

54th Floor, International Chamber of Commerce Tower
168 Fuhua 3rd Road
Futian CBD, Shenzhen
Guangdong, China 518048
 (Address of Principal Executive Offices)

Bonaventure Yue
54th Floor, International Chamber of Commerce Tower
168 Fuhua 3rd Road
Futian CBD, Shenzhen
Guangdong, China 518048
Telephone: +86 755 82991335
Facsimile: +86 755 82991729
 (Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Ordinary Shares, par value HK$0.10 per share
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: Not applicable.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☐

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☐    No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐    No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐    Accelerated Filer ☐    Non-Accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☒

Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☐

 PRESENTATION OF INFORMATION

        This registration statement on Form 20-F is being filed with the U.S. Securities and Exchange Commission (the "SEC") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to register the ordinary shares of Feishang Anthracite Resources Limited ("Feishang Anthracite") to be distributed to the shareholders of China Natural Resources, Inc. ("CHNR") in connection with a proposed spin-off of Feishang Anthracite by CHNR. In connection with the proposed spin-off, Feishang Anthracite is seeking the approval of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") for the listing of the Feishang Anthracite ordinary shares, and the Feishang Anthracite ordinary shares are expected to be listed on the Hong Kong Stock Exchange under the stock code "1738” on or around January 22, 2014. The proposed spin-off and the listing of the Feishang Anthracite ordinary shares on the Hong Kong Stock Exchange do not involve any offering of ordinary shares or any other securities by Feishang Anthracite and no proceeds will be raised. The Feishang Anthracite ordinary shares will not be listed on any securities exchange in the United States or quoted on any automated inter-dealer quotation system in the United States.

        This registration statement on Form 20-F references certain sections of the information statement (the "Information Statement") to be distributed to the shareholders of CHNR in connection with the spin-off, which includes portions of the listing document relating to the listing of the Feishang Anthracite ordinary shares on the Hong Kong Stock Exchange (the "Hong Kong Listing Document"). The Information Statement, together with the Hong Kong Listing Document, is filed as Exhibit 15.1 to this registration statement. The portions of the Information Statement and Hong Kong Listing Document referred to in this registration statement in response to the form requirements of Form 20-F are hereby incorporated herein by reference. Only those portions of the Information Statement and Hong Kong Listing Document specifically referenced herein shall be deemed to be filed with the SEC as part of this registration statement and the balance of the Information Statement and Hong Kong Listing Document shall not be deemed to be filed with the SEC. Unless otherwise indicated, references in this registration statement to page numbers are to pages of the Information Statement and the Hong Kong Listing Document included therein.

        In this registration statement, unless the context otherwise requires, when we use the terms "we", "us", "our" or "Company", we are referring to Feishang Anthracite and its subsidiaries.

        Capitalized terms used but not otherwise defined in this registration statement have the meanings given to them in the Information Statement and the Hong Kong Listing Document included therein.

 PART I

Item 1.    Identity of Directors, Senior Management and Advisers

        See the information contained in the Hong Kong Listing Document under "Directors and Parties Involved in the Spin-off" beginning on page 60, "Corporate Information" beginning on page 63 and "Directors and Senior Management" beginning on page 221 and page 228. The business address for our directors and senior management is c/o Feishang Anthracite Resources Limited, 54th Floor, International Chamber of Commerce Tower, 168 Fuhua 3rd Road, Futian CBD, Shenzhen, Guangdong, China 518048.

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

  Selected Financial Data

        See the information contained in the Information Statement under "Selected Historical Financial Information" beginning on page IS-15 and "Exchange Rate Information" beginning on page IS-20.

  Capitalization and Indebtedness

        See the information contained in the Information Statement under "Capitalization" beginning on page IS-23.

  Reasons for the Offer and Use of Proceeds

        Not applicable.

  Risk Factors

        See the information contained in the Information Statement under "Risk Factors Relating to the Distribution" beginning on page IS-17 and the information contained in the Hong Kong Listing Document under "Risk Factors" beginning on page 37.

Item 4.    Information on the Company

  History and Development

        See the information contained in the Information Statement under "Summary" beginning on page IS-6 and the information contained in the Hong Kong Listing Document under "Summary" beginning on page 1, "History and Development" beginning on page 87, "The Spin-off" beginning on page 94, "Business" beginning on page 97 and "Financial Information" beginning on page 149.

  Business Overview

        See the information contained in the Hong Kong Listing Document under "Business" beginning on page 97 and "Financial Information" beginning on page 149.

  Organizational Structure

        See the information contained in the Hong Kong Listing Document under "History and Development" beginning on page 87, and "The Spin-off" beginning on page 94, as well as note 1.3 to our consolidated financial statements beginning on page F-1.

  Property, Plants and Equipment

        See the information contained in the Hong Kong Listing Document under "Business" beginning on page 97 and "Financial Information" beginning on page 149.

Item 4A    Unresolved Staff Comments

        Not applicable.

Item 5.    Operating and Financial Review and Prospects

        See the information contained in the Hong Kong Listing Document under "Financial Information" beginning on page 149.

Item 6.    Directors, Senior Management and Employees

  Directors and Senior Management

        See the information contained in the Hong Kong Listing Document under "Directors and Senior Management" beginning on page 221 and page 228.

  Compensation

        See the information contained in the Hong Kong Listing Document under "Directors and Senior Management" beginning on page 221 and page 228, and Appendix V—"Statutory and General Information—(b) Share Option Scheme" to the Hong Kong Listing Document, as well as notes 10, 11 and 28 to our consolidated financial statements beginning on page F-1.

  Board Practices

        See the information contained in the Hong Kong Listing Document under "Directors and Senior Management" beginning on page 221.

  Employees

        See the information contained in the Hong Kong Listing Document under "Business" beginning on page 97.

  Share Ownership

        See the information contained in the Hong Kong Listing Document under "Substantial Shareholders" beginning on page 240 and a summary of a proposed share option scheme set out in Appendix V—"Statutory and General Information—(b) Share Option Scheme" to the Hong Kong Listing Document.

Item 7.    Major Shareholders and Related Party Transactions

  Major Shareholders

        See the information contained in the Hong Kong Listing Document under "Substantial Shareholders" beginning on page 240.

  Related Party Transactions

        See the information contained in the Hong Kong Listing Document under "History and Development" beginning on page 87, "Relationship with Our Controlling Shareholders" beginning on page 196, "Connected Transactions" beginning on page 218 and "Financial Information" beginning on page 149, as well as notes 24 and 32 to our consolidated financial statements beginning on page F-1.

Item 8.    Financial Information

        See Item 18 (Financial Statements) below.

Item 9.    The Offer and Listing

        See the information contained in the Information Statement under "Market Information" beginning on page IS-24 and "The Hong Kong Stock Exchange" beginning on page IS-25, as well as the information contained in the Hong Kong Listing Document under "Share Capital" beginning on page 243 and Appendix IV—"Summary of the Constitution of Our Company and British Virgin Islands Companies Law" to the Hong Kong Listing Document.

Item 10.    Additional Information

  Share Capital

        See the information contained in the Hong Kong Listing Document under "History and Development" beginning on page 87 and "Share Capital" beginning on page 243, as well as Appendix IV—"Summary of the Constitution of Our Company and British Virgin Islands Companies Law" and Appendix V—"Statutory and General Information" to the Hong Kong Listing Document, as well as our consolidated financial statements beginning on page F-1.

  Memorandum and Articles of Association

        Our amended and restated memorandum and articles of association, which will become effective upon the listing of the Feishang Anthracite ordinary shares on the Hong Kong Stock Exchange, are summarized in Appendix IV—"Summary of the Constitution of Our Company and British Virgin Islands Companies Law" to the Hong Kong Listing Document.

  Material Contracts

        See Appendix V—"Statutory and General Information—Material Contracts" to the Hong Kong Listing Document and the information contained in the Hong Kong Listing Document under "Relationship with our Controlling Shareholders—Deed of Non-Competition" beginning on page 204.

  Exchange Controls

        See the information contained in the Hong Kong Listing Document under "Risk Factors—Risks Relating to Conducting Business in the PRC—Governmental control over currency conversion may affect the value of your investment and limit our ability to utilize our cash effectively" on page 53 and "Regulation" beginning on page 76, as well as Appendix IV—"Summary of the Constitution of Our Company and British Virgin Islands Companies Law" to the Hong Kong Listing Document.

  Taxation

        See the information contained in the Information Statement under "Certain Material Tax Consequences" beginning on page IS-29, the information contained in the Hong Kong Listing Document under "Risk Factors—Risks Relating to Conducting Business in the PRC—Dividends received by holders of our Shares that are non-PRC enterprises and gains derived from the disposition of our Shares by such holders may become subject to PRC taxation, which may materially reduce the value of investments in our Shares" on page 54, "Risk Factors—Risks Relating to Conducting Business in the PRC—We may be subject to PRC enterprise income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC" on page 54, "Risk Factors—Risks Relating to Conducting Business in the PRC—We may not be able to enjoy a reduced withholding tax rate under the special arrangement between Hong Kong and the PRC" on page 55 and "Regulation—PRC Laws Relating to Taxation and Fees" beginning on page 82, as well as Appendix IV—"Summary of the Constitution of Our Company and British Virgin Islands Companies Law—Summary of BVI Company Law and Taxation" to the Hong Kong Listing Document.

  Dividends and Paying Agents

        See the information contained in the Hong Kong Listing Document under "Risk Factors—Risks Relating to Conducting Business in the PRC—Dividends received by holders of our Shares that are non-PRC enterprises and gains derived from the disposition of our Shares by such holders may become subject to PRC taxation, which may materially reduce the value of investments in our Shares" on page 54, "Regulation" beginning on page 76 and "Financial Information" beginning on page 149, as well as Appendix IV—"Summary of the Constitution of Our Company and British Virgin Islands Companies Law" to the Hong Kong Listing Document. Feishang Anthracite's paying agent in Hong Kong is Tricor Investor Services Limited.

  Statement by Experts

        See the information contained in the Information Statement under "Expert" on page IS-35.

  Documents on Display

        Documents referred to in this registration statement on Form 20-F that have been filed with the SEC may be read and copied at the SEC's public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

  Subsidiary Information

        Not applicable.

Item 11.    Quantitative and Qualitative Disclosures about Market Risks

        See the information contained in the Hong Kong Listing Document under "Financial Information—Market Risk Disclosure" beginning on page 190 and note 35 to our consolidated financial statements beginning on page F-1.

Item 12.    Description of Securities other than Equity Securities

        Not applicable.

PART II

        Not applicable.

 PART III

Item 17.    Financial Statements

        We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.    Financial Statements

        See our consolidated financial statements as of December 31, 2010, 2011 and 2012 and June 30, 2013 and for each of the three years in the period ended December 31, 2012 and the six months ended June 30, 2012 and 2013 beginning on page F-1.

Item 19.    Exhibits

        See Exhibit Index.

 EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1*	Memorandum and Articles of Association of Feishang Anthracite Resources Limited (formerly known as Wealthy Year Limited), as currently in effect
1.2*	Form of Amended and Restated Memorandum and Articles of Association of Feishang Anthracite Resources Limited
4.1*

Form of Deed of Non-Competition by Feishang Group Limited, Laitan Investments Limited, Mr. Li Feilie, Guizhou Feishang Energy Co., Ltd., and Feishang Anthracite Resources Limited, in favor of Feishang Anthracite Resources Limited

4.2*	Form of the service agreement for directors of Feishang Anthracite Resources Limited
4.4*	Form of share option scheme of Feishang Anthracite Resources Limited
8*	List of all subsidiaries of Feishang Anthracite Resources Limited
15.1	Information Statement, subject to completion, dated January 3, 2014
15.2	Consent of Ernst & Young
15.3

Sponsors Agreement, as of December 31, 2013, among Feishang Anthracite Resources Limited, the controlling shareholders set forth in Schedule I thereto, Jefferies Hong Kong Limited and Nomura International (Hong Kong) Limited

*
Submitted previously.

 SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Form 20-F.

FEISHANG ANTHRACITE RESOURCES LIMITED
Date: January 3, 2014
	By:	/s/ LI Feilie Name: LI Feilie Title: Chairman and Chief Executive Officer

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PRESENTATION OF INFORMATION
PART I
  Item 1. Identity of Directors, Senior Management and Advisers
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
  Item 4. Information on the Company
  Item 4A Unresolved Staff Comments
  Item 5. Operating and Financial Review and Prospects
  Item 6. Directors, Senior Management and Employees
  Item 7. Major Shareholders and Related Party Transactions
  Item 8. Financial Information
  Item 9. The Offer and Listing
  Item 10. Additional Information
  Item 11. Quantitative and Qualitative Disclosures about Market Risks
  Item 12. Description of Securities other than Equity Securities
PART II
PART III
  Item 17. Financial Statements
  Item 18. Financial Statements
  Item 19. Exhibits
EXHIBIT INDEX
SIGNATURE